Contineum Therapeutics, Inc.

10578 Science Center Drive, Suite 200

San Diego, CA 92121

The entity requesting confidential treatment is:

Contineum Therapeutics, Inc.

10578 Science Center Drive, Suite 200

San Diego, CA 92121

Attn: Peter Slover

Chief Financial Officer

(858) 333-5280

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

March 20, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford
Laura Crotty
Ibolya Ignat
Kevin Juhar

Re:	Contineum Therapeutics, Inc.
Registration Statement on Form S-1
Filed March 15, 2024
File No. 333-278003
CIK No: 0001855175

Ladies and Gentlemen:

Contineum Therapeutics, Inc. (the “Company”, “we”, “our”, or “us”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 11, 2024 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on December 13, 2023, which was subsequently updated by the Company with amendment No. 1 to the draft registration statement on Form

S-1 confidentially submitted via EDGAR to the Commission on January 29, 2024, amendment No. 2 to the draft registration statement on Form S-1 confidentially submitted via EDGAR to the Commission on February 15, 2024 and a registration statement on Form S-1 filed with the Commission on March 15, 2024 (collectively, the “Registration Statement”), is submitting this supplemental letter to further address comment 10 of the Comment Letter. For the convenience of the Staff, the Company has incorporated the text of comment 10 into this letter.

Confidential Treatment Request

The Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone the undersigned at 858-524-3061 rather than rely on the U.S. mail for such notice.

Staff Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense and Common Stock Valuation, page 108

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response:

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock (“Common Stock”) underlying its outstanding equity awards, including the changes in the valuation of its Common Stock from January 2022 to March 2024.

Preliminary IPO Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[*] to $[*] per share (the Preliminary Price Range”) with a midpoint of the anticipated Preliminary Price Range of approximately $[*] per share for the proposed initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock). The Company also advises the Staff that it expects to reflect a reverse stock split on a [*]:1.00 basis (the “Reverse Stock Split”) that the Company plans to effect prior to the commencement of the “road show” for the proposed offering, which will be disclosed in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter do not take into account the Reverse Stock Split.

The Preliminary Price Range is based in part upon the Company’s financial information, history and prospects, prospects for the biopharmaceutical industry, an assessment of the Company’s management, its past and present operations, and the prospects for, and timing of, its future revenues, the present state of the Company’s development, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares and valuation multiples of generally comparable companies in the biopharmaceutical industry, as well as input received in testing-the-waters meetings with investors and from Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (the “Representatives”) as the representatives of the several underwriters for the Company’s IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

However, the parameters of the actual bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and any material developments impacting the Company. Also, due to the volatility in the capital markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the actual bona fide price range for the IPO may fall outside of the Preliminary Price Range (after giving effect to the Reverse Stock Split). In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04. The Company’s final post-split bona fide price range remains under discussion between the Company and the Representatives, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Stock Option Grants Since January 2022

The Company has periodically granted equity awards, exclusively in the form of stock options, to certain of its employees, directors, and consultants. The Company accounts for equity-based compensation in accordance with ASC 718 Compensation—Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company estimates the fair value of stock options as of the date of grant, using the Black-Scholes option pricing model (“Black-Scholes”). The Black-Scholes assumptions include the fair value of common shares, expected term of the option, the expected volatility of the stock price, the expected dividend rate, and the risk-free interest rate during the expected term of the option.

The Company recognizes this estimated value of granted stock options as compensation expense over the contractual vesting period, during which substantive services are provided in exchange for the award. From January 1, 2022 through March 20, 2024, the Company granted stock options, as follows:

Stock Option Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock on Grant Date under 409A Valuation Report
December 7, 2022	166,675	$1.34	$1.34
March 24, 2023	50,000	$1.89	$1.89
September 27, 2023	265,000	$1.93	$1.93
October 9, 2023	2,887,000	$1.93	$1.93
October 31, 2023	60,000	$2.05	$2.05
December 5, 2023	48,000	$2.05	$2.05

Historical Fair Value Determination and Methodology

As there has been no public market for the Company’s Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), and the Board has estimated the fair value of the Common Stock at various grant dates, with input from management, considering our most recently available third-party valuation of Common Stock by the applicable valuation firm (the “Valuation Firm”). All options to purchase shares of our Common Stock are intended to be granted with an exercise price per share no less than the fair value per share of our Common Stock underlying those options on the date of grant, based on the information known to us on the date of grant.

Our determination of the value of our Common Stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). In addition, our Board considered various objective and subjective factors to determine the fair value of our Common Stock at each grant date, including:

•	valuations of our Common Stock performed by independent third-party valuation specialists;

•	the anticipated capital structure that will directly impact the value of the currently outstanding securities;

•	our results of operations and financial position;

•	the status of our research and development efforts;

•	the regulatory and clinical status of our product candidates;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	U.S. and global economic conditions;

•	the likelihood of achieving a liquidity event for the holders of our Common Stock, such as an initial public offering, or a sale of our company, given prevailing market conditions; and

•	the market value and volatility of comparable companies.

The AICPA Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics.

In accordance with the AICPA Practice Aid, we considered the various methods for allocating the enterprise value to determine the fair value of our Common Stock at the applicable valuation date. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The value of the common stock is inferred by analyzing these options. The probability weighted expected return method (“PWERM”) is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined, based on the third-party valuation by the Valuation Firm, that a Hybrid Method was the most appropriate method for allocating our equity value to determine the estimated fair value of our Common Stock for valuations performed from January 1, 2022 through March 20, 2024. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The Hybrid Method can be useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through. In determining the estimated fair value of our Common Stock, our Board also considered the fact that our stockholders could not freely trade our Common Stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our Common Stock based on the weighted-average expected time to liquidity.

The measurement dates of our valuations, date of Board approval, and the per share fair value of our Common Stock since January 1, 2022 is set forth below:

Measurement Date of Third-Party Valuation	Date of Board approval	Per Share Fair Value of Common stock *
September 30, 2022	December 7, 2022	$1.34
December 31, 2022	March 24, 2023	$1.89
June 30, 2023	September 27, 2023	$1.93
October 16, 2023	November 29, 2023	$2.05

*	Fair value determined by Board on date of Board approval.

Set forth below in this letter is a discussion of each valuation the Company has performed to date and stock option grants from January 1, 2022 through March 20, 2024.

Discussion of Common Stock Valuations and Stock Option Grants

3rd Quarter 2022 Valuation and 4th Quarter 2022 Stock Option Grants

September 30, 2022 Valuation

Effective September 30, 2022, the Company obtained an independent third-party 409A valuation (“September 2022 Valuation”). In December 2022, the Board, considering the September 2022 Valuation, determined the estimated fair value of Common Stock.

The valuation used the Hybrid Method where four scenarios were examined; two stay private scenarios and two IPO scenarios. We applied the OPM to allocate value in the stay-private scenarios and PWERM to determine the value of each class of the Company’s capital stock in the IPO scenarios. Under the stay private scenarios, the equity value was determined using the precedent transaction method under the market approach based on the Series C preferred stock financing which was completed in February 2021. The valuation applied a Discount for Lack of Marketability (“DLOM”) of 30% under the stay private scenarios. Under the IPO scenarios, we estimated the present value of the Common Stock upon an IPO. Under the Hybrid Method, a combined 90% weighting was applied to the two stay private scenarios and a combined 10% to the two IPO scenarios. Other factors considered by the Board in the valuation of the Common Stock as of September 30, 2022 included, among others: the September 2022 Valuation; the early status and the risks associated with the product development plans; the risks of the Company being able to develop or obtain rights to utilize the intellectual property required for its proposed products; the unproven technologies, product candidates and business plans; the cash burn rate and expected cash runway based on its product development plans; the number of years before the Company could potentially have an approved drug candidate; the need to raise significant additional funds in the future to support its product development and business plans; the history of losses and the increased costs the Company will need to incur to complete the development of its products, obtain regulatory approvals and implement its business plan; the risks that the Company will not successfully complete the development of its products or obtain regulatory approvals on a timely basis, or at all; risks of competition, including from competitors with greater resources and market recognition than the Company; and the market acceptance of the products. As a result, the Board concluded that the fair value per share of our Common Stock was $1.34 per share as of September 30, 2022.

December 7, 2022 Stock Option Grant

For the period from September 30, 2022 through December 7, 2022, the Board determined there were no internal or external developments that occurred since the September 30, 2022 valuation that warranted a change in the estimated fair value of our Common Stock, based, in part, upon a lack of significant new development milestones achieved in our on-going research programs. Given the fact that no additional capital raising transactions had occurred and the lack of certainty of any future financing event, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from September 30, 2022 to December 7, 2022. Based on the foregoing, the Board determined that the fair value of Common Stock was $1.34 per share and approved two stock options with an exercise price of $1.34 per share.

December 2022 Valuation and Q1 2023 Stock Option Grants

December 2022 Valuation

Effective December 31, 2022, the Company obtained an independent third-party 409A valuation (“December 2022 Valuation”). In March 2023, the Board, considering the December 2022 Valuation, determined the estimated fair value of Common Stock.

The valuation used the Hybrid Method where four scenarios were examined; two stay private scenarios and two IPO scenarios. We applied the OPM to allocate value in the stay-private scenarios and the PWERM to determine the value of each class of the Company’s capital stock in the IPO scenarios. Under the stay private scenarios, the equity value was determined using the precedent transaction method under the market approach based on the potential Series C or Series D preferred stock financing. Under the IPO scenarios, we estimated the present value of the Common Stock upon an IPO similarly based on the potential Series C or Series D preferred stock financing. The valuation applied a DLOM of 30% under a stay private scenario. Under Hybrid Method, 55% weighting was applied to the stay private scenarios and 45% to the IPO scenarios. Other factors considered by the Board in the valuation of the Common Stock as of December 31, 2022 included, among others: the December 2022 Valuation; the pending Johnson & Johnson collaboration that was completed in February 2023, the early status and the risks associated with the product development plans; the risks of the Company being able to develop or obtain rights to utilize the intellectual property required for its proposed products; the unproven technologies, product candidates and business plans; the cash burn rate and expected cash runway based on its product development plans; the number of years before the Company could potentially have an approved drug candidate; the need to raise significant additional funds in the future to support its product development and business plans; the history of losses and the increased costs the Company will need to incur to complete the development of its product candidates, obtain regulatory approvals and implement its business plan; the risks that the Company will not successfully complete the development of its product candidates or obtain regulatory approvals on a timely basis, or at all; risks of competition, including from competitors with greater resources and market recognition than the Company; and the market acceptance of the products. As a result, the Board concluded that the fair value per share of our Common Stock was $1.89 per share as of December 31, 2022.

March 2023 Option Grants

For the period from the date of the December 2022 Valuation through March 24, 2023, the Board determined there were no internal or external developments since December 31, 2022 that warranted a change in the estimated fair value of Common Stock, based, in part, upon a lack of significant new development milestones achieved and the fact that the December 31, 2022 Valuation took into account the pending Johnson & Johnson collaboration. Given the fact that no additional capital raising transactions had occurred and the valuation took into account the IPO probability, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from December 31, 2022 to the grants made on March 24, 2023. As a result, the Board determined that the fair market value of Common Stock remained $1.89 per share as of March 24, 2023.

June 2023 Valuation and 3rd Quarter and 4th Quarter 2023 Stock Option Grants

June 2023 Valuation

Effective June 30, 2023, the Company obtained an independent third-party 409A valuation (“June 2023 Valuation”). In September 2023, the Board, considering the June 2023 Valuation, determined the estimated fair value of Common Stock.

The valuation took into consideration the recently closed Series C extension preferred stock financing, which was completed commencing in April 2023 at a price of $2.68 per share. The Series C extension was completed with both existing and new shareholders. We used the Hybrid Method where two scenarios were examined; a stay private scenario and an IPO scenario. We applied the OPM to allocate value in the stay-private scenario and the PWERM to determine the value of each class of the Company’s capital stock in an IPO scenario. Under the stay private scenario, the equity value was determined using the precedent transaction method under the market approach based on the recently completed Series C extension preferred stock financing. The valuation applied a DLOM of 30% under a stay private scenario.

Under the IPO scenario, we estimated the present value of the Common Stock upon an IPO based on the Series C preferred price. Under the Hybrid Method, 55% weighting was applied to the stay private scenario and 45% to the IPO scenario. Other factors considered by the Board in the valuation of the Common Stock as of June 30, 2023 included, among others: the June 2023 Valuation; the early status and the risks associated with the product development plans; the risks of the Company being able to develop or obtain rights to utilize the intellectual property required for its proposed products; the unproven technologies, product candidates and business plans; the cash burn rate and expected cash runway based on its product development plans; the number of years before the Company could potentially have an approved drug candidate; the need to raise significant additional funds in the future to support its product development and business plans; the history of losses and the increased costs the Company will need to incur to complete the development of its product candidates, obtain regulatory approvals and implement its business plan; the risks that the Company will not successfully complete the development of its product candidates or obtain regulatory approvals on a timely basis, or at all; risks of competition, including from competitors with greater resources and market recognition than the Company; and the market acceptance of the products. As a result, the Board concluded that the fair value per share of our Common Stock was $1.93 per share as of June 30, 2023.

September 2023 Option Grants

For the period from the date of the June 2023 Valuation through September 27, 2023, the Board determined there were no internal or external developments since June 30, 2023 that warranted a change in the estimated fair value of Common Stock, based, in part, upon a lack of significant new development milestones achieved. Given the fact that no additional capital raising transactions had occurred and the valuation took into account the IPO probability, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from June 30, 2023 to the grants made on September 27, 2023. As a result, the Board determined that the fair market value of Common Stock remained $1.93 per share as of September 27, 2023.

October 2023 Option Grants

For the period from the date of the June 2023 Valuation through October 9, 2023, the Board determined there were no internal or external developments since June 30, 2023 that warranted a change in the estimated fair value of Common Stock, based, in part, upon a lack of significant new development milestones achieved. Given the fact that no additional capital raising transactions had occurred and the valuation took into account the IPO probability, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from June 30, 2023 to the grants made on October 9, 2023. As a result, the Board determined that the fair market value of Common Stock remained $1.93 per share as of October 9, 2023.

October 2023 Valuation and Q4 2023 Stock Option Grants

October 2023 Valuation

Effective October 16, 2023, the Company obtained an independent third-party 409A valuation (“October 2023 Valuation”). In November 2023, the Board, considering the October 2023 Valuation, determined the estimated fair value of Common Stock.

The valuation took into consideration the recently closed Series C extension preferred stock financing, which was completed from April to August 2023 at a price of $2.68 per share, an organizational meeting for a potential IPO which occurred on October 16, 2023. We used the Hybrid method where two scenarios were examined; a stay private scenario and the IPO scenario. We applied the OPM to allocate value in the stay-private scenario and PWERM to determine the value of each class of the Company’s capital stock in an IPO scenario. Under the stay private scenario, the equity value was determined using the adjusted enterprise value method under the market approach. The valuation applied a DLOM of 30% under a stay private scenario. Under the IPO scenario, we estimated the present value of the Common Stock upon an IPO based on the Series C preferred price. Under the Hybrid Method, a 50% weighting was applied equally to the IPO scenario and the stay private scenario. Other factors considered by the Board in the valuation of the Common Stock as of October 16, 2023 included, among others: the October 2023 Valuation; the early status and the risks associated with the product development plans; the risks of the Company being able to develop or obtain rights to utilize the intellectual property required for its proposed products; the unproven technologies, product candidates and business plans; the cash burn rate and expected cash runway based on its product development plans; the number of years before the Company could potentially have an approved drug candidate; the need to raise significant additional funds in the future to support its product development and business plans; the history of loses and the increased costs the Company will need to incur to complete the development of its products, obtain regulatory approvals and implement its business plan; the risks that the Company will not successfully complete the development of its products or obtain regulatory approvals on a timely basis, or at all; risks of competition, including from competitors with greater resources and market recognition than the Company; and the market acceptance of the products. As a result, the Board concluded that the fair value per share of our Common Stock was $2.05 per share as of October 16, 2023.

October 2023 Option Grants

For the period from the date of the October 2023 Valuation through October 31, 2023, the Board determined there were no internal or external developments since October 16, 2023 that warranted a change in the estimated fair value of Common Stock, based, in part, upon a lack of significant new development milestones achieved. Given the fact that no additional capital raising transactions had occurred and the valuation took into account the IPO probability, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from October 16, 2023 to the grants made on October 31, 2023. As a result, the Board determined that the fair market value of Common Stock remained $2.05 per share as of October 31, 2023.

December 2023 Option Grants

For the period from the date of the October 2023 Valuation through December 5, 2023, the Board determined there were no internal or external developments since October 16, 2023 that warranted a change in the estimated fair value of Common Stock, based, in part, upon a lack of significant new development milestones achieved. Given the fact that no additional capital raising transactions had occurred and the valuation took into account the IPO probability, in the judgment of the Board, there were no meaningful developments in the Company’s business or external factors that indicated the fair value of Common Stock had changed from October 16, 2023 to the grants made on December 5, 2023. As a result, the Board determined that the fair market value of Common Stock remained $2.05 per share as of December 5, 2023.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the October 2023 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that any difference in value reflected between the estimated fair value of its Common Stock at October 16, 2023 and the Preliminary Price Range is the result of the following key factors, among others:

•

We completed our phase 1 clinical trial of PIPE-791 in January 2024 which showed that the trial met the primary and secondary objectives. The primary objective of the trial was to assess the safety and tolerability of single and repeat oral doses of PIPE-791 in healthy volunteer subjects. The secondary objective of the trial was to assess the single and repeat dose PK profile of PIPE-791.

•	In January 2024, we nominated and commenced preclinical studies for CTX-343, a peripherally-restricted (unable to cross the blood brain barrier (BBB)) LPA1R antagonist.

•	In December 2023, we began enrollment in our Phase 2 proof-of-concept for PIPE-307 for the treatment of relapse remitting multiple sclerosis.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), and/or Rule 163B and the filing of the Registration Statement with the Commission on March 15, 2024.

•

The mid-point of the Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, which inherently decreases the estimated fair value per share of the Company’s common stock due to the expected equity value in a non-IPO scenario that was lower than in the IPO scenario and the application of a discount for lack of marketability.

•

The mid-point of the Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the October 2023 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the shares of Preferred Stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the Preferred Stock as compared to the Common Stock prior to the IPO (which results in a higher valuation of the Common Stock in the Preliminary Price Range, and also drives a lower Common Stock value in the stay private scenario).

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Return of This Unredacted Letter Pursuant to Rule 418 Under the Act

The Company hereby further requests, pursuant to Rule 418(b) under the Act, the return of the unredacted version of this letter, or if impractical, that the unredacted version of this letter is destroyed. The Company believes that the return or destruction of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the Common Stock following the IPO. Please either destroy this letter or return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 10578 Science Center Drive, Suite 200, San Diego, CA, 92121.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Stock Option Grants Since January 2022,” which have been used as the basis for determining the stock-based compensation in connection with its historical stock option grants between January 1, 2022 and March 20, 2024, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Sincerely,

/s/ Peter Slover
Peter Slover Chief Financial Officer Contineum Therapeutics, Inc.

cc:	Carmine Stengone, Chief Executive Officer and President, Contineum Therapeutics, Inc.

Jeffrey Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ryan J. Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

J. Carlton Fleming, Sidley Austin LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83